                                  CONFIDENTIAL
                                FAIRNESS OPINION



                            PREPARED EXCLUSIVELY FOR



                               SPECIAL COMMITTEE
                             THE BOARD OF DIRECTORS



                             SPECIALTY CATALOG CORP.




                             BURNHAM SECURITIES INC.


MAY 4, 2001                                               RICHARD LEWISOHN, III
                                                       SENIOR MANAGING DIRECTOR

                                                                    CALVIN CHIN
                                                                      ASSOCIATE

                                                             ROBERT GERSTENFELD
                                                                      ASSOCIATE

                                TABLE OF CONTENTS

TAB
---
1.   SUMMARY

         COMPANY OVERVIEW

2.   VALUATION ANALYSIS

         PREFACE

         METHODOLOGY

         MARKET MULTIPLE ANALYSIS
         COMPARABLE TRANSACTIONS MULTIPLE
         DISCOUNTED CASH FLOW
         STOCK BUYBACK

3.   VALUATION ESTIMATES

4.   MARKET MULTIPLE

     DESCRIPTION OF COMPARABLE COMPANIES
     COMPANY PROFILES

5.   COMPARABLE TRANSACTIONS MULTIPLE

6.   DISCOUNTED CASH FLOW

7.   STOCK BUYBACK

8.   VALUATION SUMMARY

9.   KEY CONSIDERATIONS AND CONCLUSION

EXHIBITS
--------
A.   STOCK CHART AND TRADING HISTORY

B.   LETTER OF ENGAGEMENT

C.   FAIRNESS OPINION

D.   COMPANY ANNUAL REPORT FOR THE YEAR ENDING DECEMBER 31, 2000 (INSERTION)

                                     SUMMARY
As of April 30, 2001 Burnham Securities Inc. ("Burnham") was engaged by the Independent Committee of the Board of Directors of Specialty Catalog Corp. ("SC" or the "Company") to render a fairness opinion with regard to the contemplated acquisition for cash ($3.75 per share) by an entity formed by Mr. Guy Naggar and certain other shareholders of the Company (the "Purchaser") of all the outstanding shares of the Company not presently owned by Mr. Naggar and such other shareholders (the "Proposed Transaction").

Specialty Catalog targets niche consumer categories, primarily via direct marketing. SC Direct, its principal operating subsidiary in the United States, is the leading retailer of women's wigs and hairpieces in the U.S. Daxbourne International ("Daxbourne"), acquired by SC in 1997, is a leading United Kingdom retailer and wholesaler of women's wigs and hairpieces. SC Publishing, another subsidiary of SC Direct, sells continuing education courses to nurses and CPA's. In September, 1999 it acquired Maryland-based American Healthcare Institute, a sponsor of approximately 600 continuing education seminars annually for nurses and other medical professionals.

Financial Summary

The Company's 10K for the year ended 12/30/00 reflected annual revenues of $60.9 million as compared with $54.5 million for the previous year. Operating income rose 27.1% to $2.86 million as compared with $2.25 million a year earlier. Overall, the firm had fully diluted net earnings of $1.1 million, or $0.25 per share on 4,530,750 common shares outstanding, versus net income of $799,486, or $0.17 per share on 4,684,874 common shares outstanding in the prior period.

As reported by the Company on April 25, first quarter results compared favorably with the initial three months of fiscal 2000. Revenues rose de minimisly to $16.5 million from $16.1 million. However, cost cutting efforts lowered operating expenses by 8% which resulted in operating income of $930,000 versus $149,000 last year. Net income after taxes and adjustments was $240,000, or $ 0.09, compared with a loss of one cent in 2000.

The improved results this year were a function of reduced operating expense ratios and lower merchandise return rates in SC's estimable wig and hairpiece entity, Paula Young, as well as a more focused advertising budget. The Company's Afro-American catalog, Especially Yours, generated improved results, while SC's British subsidiary, benefiting from the recent acquisition of the Company's European licensee, increased its EBITDA contribution by 15%. American Healthcare Institute, Inc. ("AHI"), one of SC's continuing education schools, was burdened with re-location expenses to South Easton, MA of $200,000. From a balance sheet perspective, as of 4/1/01, SC's Shareholder Equity rose year-to-year by $1.3 million to $9 million, or $2.00 per share.

Due to the recent restructuring of the Company's financing accommodations with its bank, SC reflected a positive working capital of $1.6 million versus last year's deficit of $3.3 million, a meaningful improvement year-to-year. Notwithstanding this improvement, it appears that SC will require additional capital if it is to profitably sustain a growing level of sales in the future.

To an extent, fiscal year 2000 and the first quarter of this year have been a period of transition and repositioning for SC. In the fourth quarter of 1999, the Company discontinued a product line, Paula's Hatbox, and incurred a pre-tax write-off of $730,000. Also, a newly installed MIS, that was scheduled to be operational late in 1999, did not become functional until the first quarter of 2000. In addition, the Company had to absorb almost $700,000 of expenses due to a proposed acquisition of SC at $5 per share that terminated in the first quarter of 2000. Furthermore, the Company expended significant resources in its unsuccessful attempt to acquire Hair Club for Men. Notwithstanding the aforementioned, SC functioned with a CEO-in-name-only until July, 2000 when Mr. Joseph Grabowski was hired to shepherd the corporation. Pre-tax recruiting and severance costs of $500,000 were incurred. Also, in December of 2000, the Company entered into a $12.25 million credit agreement with Fleet National Bank, for the purpose of refinancing its existing senior debt and to provide for corporate working capital needs.

Under Mr. Grabowski's stewardship, SC has implemented a specific set of programs to stem the tide of returns which were occurring in excess of 50% on certain product lines last Fall. Also, Wigs by Paula, the Company's flagship catalogue, de-emphasized "beauty, fashion and fun" and took on a more focused, hard-hitting approach that produced commendable fourth quarter results. Fixed salary overhead was diminished by 14%; AHI was relocated to South Easton (in early 2001); and, as noted earlier, a more flexible credit line was negotiated with SC's bank.

In undertaking our analysis as to the fairness of the Proposed Transaction, we have relied on traditional valuation techniques, conducted other financial studies and analyses and performed such other investigations and took into account such other factors as we deemed necessary or appropriate for purposes of the opinion expressed herein, including:

1.   publicly available information concerning SC since 12/31/95;

2. certain financial statements and other financial and operating data concerning SC prepared by the management of the Company;

3. certain financial projections prepared by the management of SC with regard to its business prospects;

4. discussing the past and current operations and financial condition and the prospects of SC with senior executives of SC;

5. visiting the South Easton, MA facility of SC and engaging in discussions with management;

6. comparing the financial performance of SC and the prices and trading activity of SC Common Stock with that of certain other comparable publicly-traded companies and their securities;

7. comparing the Proposed Transaction with other transactions involving public and private companies that we deemed to be comparable;

8. the average price per share paid by SC for the 144,000 shares purchased in the open market in 1999 and 2000;

9.   analyzing transactions concluded by SC (Daxbourne and AHI);

10. the dearth of interest in acquiring SC by 53 candidates less than two years ago and the failed acquisition of the Company last year;

11. the potential consequences to SC shareholders if the notice to delist SC shares from NASDAQ were to become effective; and

12. the public announcements and filings relating to the Proposed Transaction and the drafts of the Merger Agreement as they became available and certain related documents.

                               VALUATION ANALYSIS

PREFACE

The following analyses are based upon information provided to us by the management of SC. Certain other information regarding comparable companies has been obtained through publicly available databases. We have reviewed management's projections without adjustments and have relied upon such projections without independent verification. We believe that management's view of its business plans and forecasts are realistic and achievable, presuming that their assumptions come to pass. Our valuation is based upon economic, market and financial information available as of the date of our fairness opinion.

METHODOLOGY

The following is a brief description of the methods used to estimate the valuation range fairness of the consideration to be received by the shareholders of SC.

1.  MARKET MULTIPLE ANALYSIS

This method utilizes certain market information from selected comparable companies that are in comparable businesses and have similar sales levels, growth prospects and overall profit margins.

Based on generally accepted measures of value in the public equity markets, the following market valuation parameters were used:

  o    Price to Sales
  o    Enterprise Value to EBITDA
  o    Price to Earnings
  o    Price to Cash Flow
  o    Price to Book

Each market parameter (or "multiple") is calculated and represents an average of comparable companies that is adjusted and normalized for market extremes. In order to make the multiples meaningful, certain multiples are mathematically adjusted to smooth out companies for which the values may be unrealistically high or low. This can occur during periods of extreme market optimism or pessimism.

2.  COMPARABLE TRANSACTIONS MULTIPLE

This method is based on a review of comparable transactions in the catalog/specialty distributor industry over a two-year period. These transactions provide us with a better picture of how companies were actually valued by market participants with regard to the size, structure, and value based on the implied and explicit multiples. These transactions were based on the actual considerations paid for a comparable business or segment thereof. The following multiples are generally accepted as meaningful in the marketplace:

  o    Total Invested Capital to Revenues

  o    Total Invested Capital to EBITDA

Deal equity is defined as the cash or shares offered for the targeted company in a proposed or completed transaction. The total invested capital represents the total amount of capital including debt and equity offered in the deal.

Each market parameter (or "multiple") is calculated and represents an average of comparable transactions that is adjusted for marketplace conditions based on actual transactions. In order to make the multiples meaningful, certain multiples are mathematically adjusted to smooth out transaction values for which the deal parameters may be unrealistically high or low. Market conditions aside, transactions are executed for a myriad of reasons (e.g. market share motivations, portfolio fit, buy-versus-build strategy, roll-up or consolidation play, synergies, etc.) and may not necessarily be appropriate in every scenario.

3.  DISCOUNTED CASH FLOW ANALYSIS

This analysis involves a review of the Company's internal forecasts and projections regarding its future operations and the cash flows derived therefrom in order to value the shares of the Company. In general, the free operating cash flows of the business are discounted and are then adjusted for special items as deemed appropriate. In order to arrive at the free cash flow estimates by year, after-tax free cash flows from operations are utilized and adjusted for capital expenditures, changes in working capital and other appropriate adjustments. This provides a measure of the Company's ability to generate consistent free cash flows for the benefit of its shareholders.

Once each year's free cash flows are determined, a discount rate is applied to such cash flows to provide a result that, when aggregated, will result in the present value of those future cash flows. The discount rate utilized generally encompasses a range from 10% to 20%. Sensitivity tables have been included to provide a range of valuations based on this method. A central value estimate has also been provided to show the best mean estimate assuming current equity risk premiums for comparable companies in the industry at the present time.

WE HAVE UNDERWEIGHTED THIS MEASURE DUE TO THE PREFERENCE OF SMALL, SPECIALTY CATALOG COMPANIES TO CONSIDER HISTORICAL AND CURRENT CASH FLOWS FROM OPERATIONS MORE IMPORTANTLY THAN PROJECTED RESULTS WHEN EVALUATING PROSPECTIVE ACQUISITIONS OR STRATEGIC ALLIANCES.

4.  STOCK BUYBACK

An analyst or shareholder can presume that when a Company buys back its shares in the public market it is signaling that this is a prioritized use of available cash. A Company's management and directors are in the best position to evaluate the company's current and future operating prospects to make such a decision. Conversely, the selling shareholders also believe that the price, at the time of transaction, will be the best value they can receive. This is especially true when it involves long-term shareholders. Therefore, stock buybacks are a good measurement of the fair market value of outstanding shares as determined by those most intimate with overall operations and future prospects.

WE HAVE UNDERWEIGHTED THIS MEASURE IN OUR ANALYSIS PRIMARILY DUE TO THE RELATIVELY LOW PERCENTAGE OF OUTSTANDING SHARES RE-ACQUIRED BY THE COMPANY AS WELL AS THE TIMING OF ITS PURCHASES, BUT NOT DUE TO THE SIGNIFICANCE OF THE EVENT WHICH TOOK PLACE, FOR OUR CONSIDERATION, OVER TWO FISCAL YEARS, 1999 AND 2000.

VALUATION ESTIMATES


In order to determine the overall valuation, we used the following four methods: the Market Multiple Analysis, Comparable Transactions Multiple Analysis, Discounted Cash Flow Analysis, and Stock Buyback Analysis. After we arrived at our valuations, we then weighted each estimate according to its relative importance.

The following weights were applied for each method: Market Multiple - 35%, Comparable Transactions Multiple - 25%, Discounted Cash Flow - 20%, and Stock Buyback - 20%. We granted the Market Multiple and Comparable Transactions Analyses greater weightings than the other two methods because we believe that the markets' current assessments of comparable companies and transactions are more efficient in valuing ongoing businesses. The following sections contain the analysis and details of our valuation methods:

  o        Market Multiple                                  4

  o        Comparable Transactions Multiple                 5

  o        Discounted Cash Flow                             6

  o        Stock Buyback                                    7

1.  Market Multiple Analysis:


We derived a valuation range from $10.5 million to $18.2 million by compiling a list of average trailing historical multiples that were based upon historical financial information from our composite group of companies. We used SC's actual fiscal results for the year ended 12/31/2000 to derive the following multiples:


Multiple:                                                      Adjusted Average
-------------------------------------------------------------------------------
Price/Sales                                                          0.29x
Enterprise Value/EBITDA                                              5.58x
Price/Earnings                                                      13.21x
Price/ Operating Cash Flow                                           5.83x
Price/Book                                                           1.21x


These multiples were applied against management's operating statistics to derive an estimated value for each parameter.

A composite valuation was determined by weighing each multiple parameter by its relative importance as a valuation measure.

                       DESCRIPTION OF COMPARABLE COMPANIES

BLAIR CORPORATION (AMEX:BL) Blair Corporation's business consists of the sale of fashion apparel for men and women, plus a wide range of home products that are primarily marketed through direct mail merchandising. The Company's targeted customers are from over "50, low-to-moderate income" market. The Company operates three retail stores, two in Pennsylvania and one in Delaware, and two outlet stores in Pennsylvania. The Company markets a wide range of merchandise, manufactured by a number of independent suppliers, both domestic and foreign. Catalogs and letters containing color folders depict the current styles of womenswear, menswear and home products, and are mailed directly to existing and prospective customers. The Company reported revenues of $574 million over its last twelve months.

CONCEPTS DIRECT, INC. (NASDAQ:CDIR) Concepts Direct, Inc. is a direct marketing company that owns and operates five catalog titles and related niche marketing vehicles. Concepts Direct's five primary direct marketing vehicles are the Colorful Images, Linda Anderson, Snoopy etc., A catalog with character, Linda Anderson's Collectibles and the Music Stand catalogs. Through these media and Internet sites associated with Linda Anderson and the Music Stand, the Company currently sells personalized paper products and a diverse line of merchandise, including collectibles, gift items, home decorative items and casual apparel. Concepts Direct, Inc. is a direct marketing company that sells personalized paper products and a diverse line of merchandise (gift items, home decorative items and apparel). The Company's reported revenues of $55.5 million over its last twelve months.

GAIAM, INC. (NASDAQNM:GAIA) Gaiam, Inc. is a multi-channel lifestyle company dedicated to providing a broad selection of natural and healthy alternatives to traditional information, goods and services. The Company uses a multi-channel marketing approach, through catalogs, e-commerce, business-to-business channels, media broadcasts and 21,000 retail points, including Discovery, Borders, Musicland, Dicks, Amazon.com, Target and Whole Foods. The Company reported revenues of $60.6 million over its last twelve months.

INTEGRITY INCORPORATED (NASDAQ:ITGR) Integrity, Inc. is a producer and publisher of Christian lifestyle products developed to facilitate worship, entertainment and education. The Company produces Christian music ranging from praise and worship music (its largest category) to other styles of adult contemporary Christian music and children's music. Integrity's recorded music products fall into two broad categories: concept products, which are centered on a specific theme, such as praise and worship music and artist products, in which the artist is the focal point. In addition to recorded music, Integrity produces Christian music video products, including children's music series and praise and worship music recorded specifically for aerobic exercises. Integrity's products also include printed music, such as songbooks and sheet music, designed primarily for distribution to churches and choral groups. ITGR is engaged in the production, distribution and publishing of music cassette tapes and compact discs, printed music and related products, primarily by direct to consumer marketing and wholesale trade methods. It has niche consumer product lines targeting customers who are budget-conscious (Fairhope), African-American (Urban Praise), and greeting cards. Products are driven by "celebrity" figures in the Christian community. The Company reported revenues of $51.8 million over its last twelve months.

J. JILL GROUP, INC. (NASDAQ:JILL) The J. Jill Group, Inc. is a specialty marketer of high quality women's apparel, accessories and gifts. The Company previously marketed its products through two catalog concepts, J. Jill and Nicole Summers but had decided to discontinue Nicole Summers in order to concentrate its resources on the J. Jill brand. J. Jill is characterized by the simple, comfortable, versatile style of its apparel offerings, which range from relaxed career wear to weekend wear. These apparel offerings are almost entirely private label, with emphasis on natural fibers and unique details. J. Jill's target customers are active, affluent women age 35 to 55. The Company markets its products through the J. Jill catalog, retail stores and the Internet. J. Jill Group reported revenues of $248.3 million over its last twelve months.

MOVIE STAR, INC. (AMEX:MSI) Movie Star, Inc. designs, manufactures, markets and sells an extensive line of ladies' sleepwear, robes, leisurewear, loungewear, panties and daywear. The Company's products consist of ladies' pajamas, nightgowns, baby dolls, nightshirts, dusters, shifts, caftans, sundresses, rompers, short sets, beachwear, peignoir ensembles, robes, leisurewear, panties and daywear consisting of bodysuits, soft bras, slips, half-slips, teddies, camisoles and cami top sets. These products are manufactured in various fabrics, designs, colors and styles depending upon seasonal requirements, changes in fashion and customer demand. Prices range from $3 to $90. The Company also operates retail stores under the names Movie Star Factory Stores, Bobby's Menswear and A Little Xtra from Movie Star. As of June 30, 2000, the Company operates 20 stores. The Company reported revenues of $65.6 million over its last twelve months.

RIGHT START, INC. (NASDAQ:RTST) The Right Start, Inc. is a specialty retailer of high quality, developmental, educational and care products for infants and children. RightStart.com is the Company's majority-owned online subsidiary. Together, the Company markets its products through its 58 retail stores, as of December 2000, located throughout the United States. RightStart.com's nationally distributed catalog, and RightStart.com's online store are located at www.rightstart.com. The Company offers approximately 1,500 items targeting infants and children through age three in its 53 retail stores. RightStart.com offers approximately 4,500 items for infants and children through age 12. The stores' product mix includes a wide variety of items to meet the needs of parents of infants and small children up to age three, all presented within a store designed to provide a safe, baby-friendly environment for the shopping ease of new parents. The Company reported revenues of $46.7 million over its last twelve months.

                             SPECIALTY CATALOG CORP.
                                 MARKET MULTIPLE

                ($ IN THOUSANDS EXCEPT FOR PER SHARE INFORMATION)

SELECTED FINANCIAL DATA:
------------------------
                                 ---------------
                                  FYE 12/30/00
                                 ---------------

Revenues                           60,892.1
EBITDA                              4,549.3
EBIT                                2,859.1
Pretax Income (Loss)                1,885.5
Net Income (Loss)                   1,112.1
Cash Flow from Operations           2,277.0
Adj'd Book Value                    8,700.0
Long Term Debt                      7,200.0

MULTIPLES USED:
---------------
PRICE / SALES MULTIPLE                0.29

ENTERPRISE VALUE / EBITDA             5.58

PRICE / EARNINGS                     13.21

PRICE / OPERATING CASH FLOW           5.83

PRICE / BOOK                          1.21

                                 --------------- ------------
MARKET VALUATIONS:                FYE 12/30/00    PER SHARE
------------------               --------------- ------------

PRICE / SALES MULTIPLE              17,498.0        3.67
ENTERPRISE VALUE / EBITDA           18,170.7        3.81
PRICE / EARNINGS                    14,687.7        3.08
PRICE / OPERATING CASH FLOW         13,280.5        2.79
PRICE / BOOK                        10,535.2        2.21

-------------------------------------------------------------
PROBTY WGTD AVG - NOMINAL           15,362.2        3.22
-------------------------------------------------------------

------------------------------------------------------
ESTIMATED VALUATION:                         15,362.2
------------------------------------------------------
ESTIMATED VALUATION Per Share:                   3.22
------------------------------------------------------

VALUATION RANGE BASED ON MARKET MULTIPLES:

                           ------------- -------------
                             $ VALUE      PER SHARE
                           ------------- -------------
           HIGH              $18,171         3.81
           LOW               $10,535         2.21

Per share data based on 4.768 million fully diluted shares

SELECTED COMPANIES FOR SPECIALTY CATALOG
Information as of the market close on April 27, 2001

(Dollars in millions)
LTM - (Last Twelve Months)
LQA - (Latest Quarterly Annualized)

----------------------------------------------------------------------------------------------------------------------------------
                                                         COMMON                                                 NET      DIL EPS
                                                         SHARES    CURRENT                 NET                INCOME     BEFORE
                                             CLOSING    OUTSTDG     MARKET     TOTAL      SALES    EBITDA    BEF EXTRA   EXTRAS
 TICKER             COMPANY NAME              PRICE     (M VAL)     VALUE      ASSETS      LTM       LTM        LTM        LTM
----------------------------------------------------------------------------------------------------------------------------------
BL        BLAIR CORP                         18.100       8.0       144.2      356.5     574.6      41.4       21.1       2.63
CDIR      CONCEPTS DIRECT INC                 2.575       5.0        12.9       27.6      55.5       2.8        0.1       0.01
GAIA      GAIAM INC                          10.690      10.9       116.2       48.5      60.6       5.6        2.6       0.23
ITGR      INTEGRITY INC  -CL A                3.590       5.6        20.2       27.2      51.8       8.9        1.9       0.28
JILL      J JILL GROUP INC                   18.550      10.2       188.4      130.1     246.3      29.1       12.8       1.24
MSI       MOVIE STAR INC                      0.700      14.9        10.4       27.6      65.6       4.9        1.6       0.17
RTST      RIGHT START INC                     1.540       5.6         8.7       23.7      46.7      -9.0      -11.4      -2.14
CTLG      SPECIALTY CATALOG CORP              3.050       4.3        13.2       23.7      60.9       4.5        1.1       0.25

------------------------------------------------------------------------------------------------------------------------------------
                                                     CURRENT      CURRENT                                                    MKT
                                         CURRENT      PRICE/      PRICE/    CURRENT    ENTERPRISE    OPERATING     GROSS    CAP /
                                          PRICE/    OPERATING      BOOK      PRICE/      VALUE/       EXPENSE     INCOME     RUN
 TICKER                                   EARNS     CASH FLOW      VALUE     SALES       EBITDA        RATIO      MARGIN    SALES
------------------------------------------------------------------------------------------------------------------------------------
BL                                         6.88        5.99        0.61       0.25        3.91         0.94        50.9      0.20
CDIR                                     321.87         NA         1.16       0.23        7.77         0.99        41.1      0.16
GAIA                                      43.99         NA         6.42       1.92       20.24         0.93        60.7      1.26
ITGR                                      11.89        2.25        1.26       0.39        2.71         0.95        47.8      0.40
JILL                                      14.53       11.16        2.72       0.76        7.15         0.90        34.7      0.54
MSI                                        6.42        3.92        0.82       0.16        4.01         0.93        30.4      0.13
RTST                                        NA          NA          NA        0.19         NA          1.24        44.6      0.22
CTLG      SPECIALTY CATALOG CORP          11.87        5.82        1.52       0.22     #DIV/0!


                   AVERAGE                 67.60       5.83        2.17       0.56        7.63
                   HARMONIC AVERAGE        12.51       4.19        1.19       0.29        5.03
                   MAXIMUM                321.87      11.16        6.42       1.92       20.24
                   MEDIAN                  13.21       4.96        1.21       0.25        5.58
                   MINIMUM                  6.42       2.25        0.61       0.16        2.71
                   STANDARD DEVIATION     125.35       3.87        2.21       0.63        6.49
Statistical Test of
  Standard Deviation/Average(1)             185%        66%        102%       114%         85%





NA = Not Applicable

(1) We use a test to determine if the average is an accurate measure of the sample of data. If the standard deviation divided by the average is greater than 75% then it is not a good measure of the sample. Therefore, in certain cases, we used the higher of the median or harmonic average to determine the true average of the data.

2.  Comparable Transactions Analysis

The number of comparable transactions that we selected to compare with the Proposed Transaction is limited. During our deliberations, we reviewed over 77 transactions under $50 million in total invested capital (total invested capital is defined as the total amount of capital including debt and equity offered in the deal) that involved companies in the catalog and specialty distribution category that exhibited similar financial and operating characteristics and that sell to similar niche customer bases as does SC. These companies cater to "communities" such as musicians or artists and craftspeople or have products that meet the lifestyle needs of conservationists or the health conscious. The six transactions we considered included entities comparable to SC such as:
GAIAM, INC. (NASDAQ:GAIA), CONCEPTS DIRECT INC. (NASDAQ:CDIR), and a former competitor (previously noted in SC's filings) REAL GOODS TRADING COMPANY (FORMERLY TRADED UNDER TICKER RGTC). Being active participants in buying and selling companies, it may be concluded that these entities paid, or received, fair market values in their respective transactions.

We have also considered that these companies may have been executing acquisition or roll-up strategies and were able to pay a premium in attempting to achieve that goal. Other similarities to the Proposed Transaction include: common stock and cash were used as acquisition currency; premiums were paid for strategic benefits to be realized by the acquirer; and, in the case of Concepts Direct's acquisition of The Music Stand catalog, certain pertinent historical data was unavailable to us, preventing us from extracting comparative data.

GAIAM, INC. (NASDAQ:GAIA), based in Broomfield, Colorado, is a leading direct marketer (e.g., catalog and online) of alternative energy products such as battery storage systems, solar heaters and refrigerators. In January, 2001, Gaiam, Inc. acquired the publicly traded Real Goods Trading Corp, which had trailing twelve-month revenues of $18.0 million, for a total invested capital of $11.73 million. Gaiam, Inc. paid a multiple of 0.65 to revenues to acquire RGTC.

ADVANTAGE MARKETING SYSTEM, (AMEX:AMM), based in Oklahoma City, Oklahoma, is a direct marketer of weight management, dietary supplement and personal care products. It reported nine-month revenues of $27.1 million as of September, 2000. It has been pursuing an expansion strategy for its network of independent distributors and acquired Life Science Technologies, Inc., another marketing company, to execute that strategy. Advantage Marketing System paid 0.22 times revenues to acquire Life Science Technologies, Inc.

NATURAL WONDERS INC. (NASDAQ:NATWQ), based in Fremont, California, is a specialty retailer of unique and affordable gifts inspired by the wonders of science and nature. Natural Wonders Inc. reported 1999 revenues of over $147.1 million and in September, 2000 acquired World of Science stores for a total of $10.55 million (a combination of $5.4 million in cash and assumption of liabilities of $5.1 million). Natural Wonders Inc. paid World of Science shareholders a multiple of 2.93 to EBITDA and a multiple of 0.18 to revenues.

POTPOURRI HOLDINGS, INC., based in Medfield, Massachusetts, is a leading home/gift and knitting craft cataloger. Potpourri Holdings, Inc., which is privately held, distributes more than 30 million catalogs per year and reported 2000 revenues of over $100 million. Potpourri Holdings, Inc. has acquired 11 companies since 1998 including its October, 1999 purchase of Catalog

Ventures from ValueVision for $10.5 million. Catalog Vision had trailing twelve-month revenues, at the time of the acquisition, of over $31 million. Potpourri paid a multiple of 0.3 times revenues. This acquisition was expected to help extend Potpourri's catalog business.

In June, 1999, GUITAR CENTER (NASDAQ:GTRC), a retailer of musical instruments based in Agoura Hills, California, acquired Musician's Friend Inc. for $29.9 million in stock plus $18.4 million in assumption of debt. Musician's Friends, Inc. is a retailer of music products through mail order, catalog, and the Internet. Guitar Center paid a multiple of 0.5 to revenues to expand its reach into more diversified sales channels.

In March, 1999, INTERIORS, INC. (NASDAQOTC:INTXA), based in Mount Vernon, New York, acquired Petals Inc. for a total of $8.4 million ($6 million in cash and assumption of $2.4 million of liabilities). Interiors, which reported 2000 revenues of over $96 million, is in the decorative accessories business. Petals, which had trailing twelve month revenues of $39.6 million at the time of the acquisition also manufactures, markets, and distributes decorative silk flowers. Interiors, Inc. paid 3.23 times EBITDA and 0.21 times revenues.

The summary of Comparable Transactions analyzed by us appear on the following page. We have also presented comparisons with the Purchaser's offer of $3.75 for each share not owned by, or affiliates of, the Purchaser.

None of the Comparable Transactions are representative of a "Going Private" transaction. Nonetheless, they all represent buyout transactions between willing and knowledgeable buyers and sellers concluded within the most recent two years. We believe that they are representative of, and most closely resemble, the Purchaser's offer. In selecting the representative transactions we considered a number of criteria. They include: industry similarities, size of transaction, closely held companies and date of transaction (most recent being preferable).

Burnham Securities compared multiples for the Merger implied by the Merger Consideration and certain financial data of SC to the corresponding multiples in the selected merger and acquisition transactions. In this portion of its analysis, Burnham Securities focused on (i) total invested capital to revenues for the respective transaction as a multiple of revenues for the latest twelve months preceding the transaction and (ii) total invested capital as a multiple of EBITDA for the last twelve months preceding the respective transaction. The transactions that we used reflected the following multiples:


Multiple:                                                      Adjusted Average
-------------------------------------------------------------------------------
Total Invested Capital/Revenues                                     0.35x
Total Invested Capital/EBITDA                                       3.07x

These multiples were applied against management's operating statistics to derive an estimated value for each parameter. In order to arrive at an average valuation, we took the average value based on the comparable transactions' multiples.

Using the Comparable Transactions Multiple, we derived a valuation range from $6.8 million to $ 21.0 million.

BURNHAM SECURITIES - CONFIDENTIAL

                             SPECIALTY CATALOG CORP.
                             COMPARABLE TRANSACTIONS

                ($ IN THOUSANDS EXCEPT FOR PER SHARE INFORMATION)

SELECTED FINANCIAL DATA:
------------------------
                               ---------------
                                FYE 12/30/00
                               ---------------
Revenues                         60,892.1
EBITDA                            4,549.3
EBIT                              2,859.1
Pretax Income (Loss)              1,885.5
Net Income (Loss)                 1,112.1
Free Cash Flow                   (4,421.1)
Adj'd Book Value                  8,700.0
Long Term Debt                    7,200.0

MULTIPLES USED:
---------------
TIC/SALES MULTIPLE                  0.35

TIC/EBITDA                          3.07

                               --------------- ------------
MARKET VALUATIONS:              FYE 12/30/00    PER SHARE
------------------             --------------- ------------
TIC/SALES MULTIPLE                21,042.6        4.41
TIC/EBITDA                         6,758.8        1.42

-----------------------------------------------------------
PROBTY WGTD AVG - NOMINAL            17,570.0     3.68
-----------------------------------------------------------


------------------------------------------------------
ESTIMATED VALUATION:                         17,570.0
------------------------------------------------------
ESTIMATED VALUATION PER SHARE:                   3.68
------------------------------------------------------

VALUATION RANGE BASED ON COMPARABLE TRANSACTIONS:

                           ------------- -------------
                             $ VALUE      PER SHARE
                           ------------- -------------
           HIGH              $21,043         4.41
           LOW                $6,759         1.42

Per share data based on 4.768 million fully diluted shares

-----------------------------------------------------------------------------------------------------------------
               BUYER
  CLOSE       SELLER
   DATE        UNIT                       SYNOPSIS
-----------------------------------------------------------------------------------------------------------------
Jan. 2001   Gaiam Inc                     Gaiam acquired real goods trading for $6.9 million in stock, plus
              Real Goods Trading Corp     $4.8 million in gift certificates. The acquisition will help Gaiam expand its presence in the lifestyles of health and sustainability industry.

Jan. 2001   Advantage Marketing           Advantage Marketing Systems Inc. acquired LifeScience Technologies
              LifeScience Technologies    Holdings LP, Consideration of $1.50 million.


Sept. 2000  Natural Wonders Inc           Natural Wonders acquired World of Science for $5.4 million in cash.
              World of Science Inc        The acquisition will give Natural Wonders a store base of 261 regular stores and 19 seasonal stores.

Oct. 1999   Potpourri Holdings Inc.       Potpourri agreed to acquire Catalog Ventures from ValueVision for
             Value Vision International   $10.5 mm. The deal will help extend Potpourri's catalog business.

Jun. 1999     Guitar Center Inc           Guitar Center acquired Musician's Friend for $29.9 million in stock
                Musician's Friend Inc     plus $18.4 million in assumed debt. Guitar Center will be the largest multi-channel retailer of musical instruments in the world with 61

Mar. 1999     Interiors Inc               Interiors acquired Petals for $6 million in cash and a note plus
                Petals Inc                assumed $2.4 million in debt, expanding its position in the decorative accessories industry. Petals had 1997 revenues of $42mm.

---------------------------------------------------------------

  CLOSE
   DATE       UNIT PRODUCT LINE
---------------------------------------------------------------
Jan. 2001     Offers alternative energy products such as
              battery storage systems, solar heaters and
              refrigerators through mail order catalogs
              and its Internet web sute.

Jan. 2001     Markets and sells a line of scientifically
              researched and designed nutrititonal, personal
              care, weight management.

Sept. 2000    Retails traditional and distinctive
               science and nature products

Oct. 1999     Provides catalog and direct mail services

Jun. 1999     Retails music products through mail order,
              catalogs, and the internet

Mar. 1999     Manufactures, markets, and distributes
              decorative silk flowers


------------------------------------------------------------------------------------------------------
                                                                      TOTAL
                    DEAL       REV                      DEAL        INVESTED
     CLOSE          SIZE       LTM       EBITDA        PRICE/        CAPITAL       TIC /      TIC /
      DATE         ($MM)      ($MM)       ($MM)       REVENUES        ($MM)        EBITDA      REV.
------------------------------------------------------------------------------------------------------
   Jan. 2001        6.92      18.06      -1.33          0.38          11.73          NA        0.65
   Jan. 2001        1.50       6.88      -1.78          0.22           1.50          NA        0.22
   Sept. 2000       5.45      59.16       3.60          0.09          10.55         2.93       0.18
   Oct. 1999       10.5       31.7        NA            0.33          10.5           NA        0.30
   Jun. 1999       48.3       94.1       -7.8           0.51          48.3           NA        0.51
   Mar. 1999        8.4       39.6        2.6           0.21           8.4          3.21       0.21

------------------------------------------------------------------------------------------------------
AVERAGE            13.51      41.58        NA           0.29          15.16         3.07       0.35
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
SPECIALTY CATALOG  18.75      60.9        4.54          0.31          18.75         4.13       0.31
------------------------------------------------------------------------------------------------------

3. Discounted Cash Flow Analysis:

We derived a valuation range from $19.3 million to $28.5 million based on an analysis of management's projections from fiscal years 2001 to 2005. Given our current assessment of the industry that SC competes in and the overall economy we have assumed management's projections to be acceptable and consistent with previous projections we have evaluated as well as with projections periodically presented to SC's Board of Directors. Management projects the Company's revenue growth will compound annually from 2001-2005 at approximately 5%.


Historical results were also provided as a frame of reference. After-tax free cash flows were discounted for each year using SC's weighted average cost of capital of 14.03%. After-tax free cash flows are defined as Earnings before Interest and Taxes (EBIT) multiplied by one minus the tax-rate adjusted for depreciation and amortization, capital expenditures and changes in working capital available to stakeholders: both creditors and equity holders.


Due to the recent history of SC and its utilization of leverage (in the form of a senior credit facility), SC currently has a Net Operating Loss Carryforward of $9 million. The Company is limited to use $1.55 million annually to offset operating profit. We have considered management's estimates of the company's
(NOL) into our analysis.

                             SPECIALTY CATALOG CORP.
                          INCOME STATEMENT AND FORECAST

    A - Actual
    E - Estimated
    All data in thousands of $, except per share information

                                                                                                          Per Company
-----------------------------------------------------------------------------------------------------------------------------------
                                            Fiscal Year Ending       01/02/99     01/01/00    12/30/00     03/31/01       Jan-02
-----------------------------------------------------------------------------------------------------------------------------------
                                                Effective Year        1998 A       1999 A      2000 A       1Q 2001       2001 P
-----------------------------------------------------------------------------------------------------------------------------------
    Revenues                                                         48,884.0     45,022.0    53,313.0     14,268.8      52,857.0
    Yr-toYr % Change                                                    13%         -8%         18%                         -1%

NET REVENUES                                                         $48,884.0   $45,022.0   $53,313.0     $14,268.8     $52,857.0
    Yr-toYr % Change                                                    13%         -8%         18%                         -1%

    Cost of Sales                                                    17,918.0     13,429.0    16,345.0      4,637.3      16,802.0
    Gross Margin                                                       63.3%       70.2%       69.3%         67.5%         68.2%

GROSS PROFIT                                                         30,966.00   31,593.00   36,968.00     9,631.51      36,055.00
    As % of revenues                                                   63.3%       70.2%       69.3%         67.5%         68.2%

    Operating Expenses / SG&A                                        26,692.0     28,277.2    32,419.0      8,251.1      29,239.0
    % of Revenues                                                      54.6%       62.8%       60.8%         57.8%         55.3%

OPERATING INCOME (EBITDA)                                            4,274.00     3,315.78    4,549.00     1,380.42      6,816.00
    % of Revenues                                                      8.7%         7.4%        8.5%         9.7%          12.9%

    Depreciation and Amortization                                      746.0      1,069.2     1,690.2        450.2        1,585.7
    % of Revenues                                                      1.5%         2.4%        3.2%                       3.0%
EBIT                                                                  3,528.0     2,246.6     2,858.8       930.26        5,230.3
    % of Revenues                                                      7.2%         4.6%        5.8%         1.9%          10.7%

    Interest Income (Expense)                                         (871.9)     (794.2)     (973.6)       (216.3)     (1,000.00)
    PRETAX INCOME                                                     2,656.1     1,452.5     1,885.2        714.0        4,230.3
    % of Revenues                                                      5.4%         3.2%        3.5%         5.0%          8.0%

    Taxes                                                             1,096.0      653.0       773.4         292.7        1,734.4
     EffectiveTax Rate                                                 41.3%       45.0%       41.0%         41.0%         41.0%

    NET INCOME                                                       1,560.10      799.48     1,111.81      421.26       2,495.87
    % of Revenues                                                      3.2%         1.8%        2.1%         3.0%          4.7%



    EARNINGS PER SHARE (BASIC)                                         0.31         0.18        0.26         0.10          0.58
    % Change                                                                        -41%        41%                       124.7%

    EARNINGS PER SHARE (DILUTED)                                       0.28         0.17        0.25         0.09          0.52
    % Change                                                                        -40%        44%                       113.3%

    Weighted Avg. Shs Outstanding - Basic                             5,033.8     4,400.9     4,341.9       4,337.9       4,337.9
    Weighted Avg. Shs Outstanding - Diluted                           5,495.0     4,684.9     4,530.8       4,497.1       4,768.0
-----------------------------------------------------------------------------------------------------------------------------------


    EBIT                                                             3,528.00     2,246.62    2,858.77                   5,230.29
    EBIT (1-T)                                                       2,072.22     1,236.62    1,685.98                   3,085.87
     + Depreciation & Amortization                                    746.00      1,069.16    1,690.23                   1,585.71
    - Capital Expenditures                                           1,694.05     3,168.35    1,377.01                   1,374.28
    + / - Change in Working Capital                                 (1,271.50)   (2,195.67)   6,420.72                     52.55
    FREE CASH FLOW                                                   2,395.68    1,333.10    (4,421.52)                  3,244.75
                                                                     ---------   ---------   ----------                  ---------


-----------------------------------------------------------------------------------------------------------------------
                                            Fiscal Year Ending         Jan-03       Jan-04     Jan-05       Jan-06
-----------------------------------------------------------------------------------------------------------------------
                                                Effective Year         2002 P       2003 P     2004 P       2005 P
-----------------------------------------------------------------------------------------------------------------------
    Revenues                                                          54,437.4     59,296.0   63,082.0     68,311.5
    Yr-toYr % Change                                                     3%           9%         6%           8%

NET REVENUES                                                         $54,437.4    $59,296.0   $63,082.0    $68,311.5
    Yr-toYr % Change                                                     3%           9%         6%           8%

    Cost of Sales                                                     16,942.0     18,282.0   19,523.0     21,160.0
    Gross Margin                                                       68.9%        69.2%       69.1%        69.0%

GROSS PROFIT                                                         37,495.42    41,013.96   43,559.01    47,151.51
    As % of revenues                                                   68.9%        69.2%       69.1%        69.0%

    Operating Expenses / SG&A                                         30,922.0     34,114.0   36,458.0     39,715.0
    % of Revenues                                                      56.8%        57.5%       57.8%        58.1%

OPERATING INCOME (EBITDA)                                             6,573.42     6,899.96   7,101.01     7,436.51
    % of Revenues                                                      12.1%        11.6%       11.3%        10.9%

    Depreciation and Amortization                                     1,633.1      1,778.9     1,892.5      2,049.3
    % of Revenues                                                       3.0%         3.0%       3.0%         3.0%
EBIT                                                                  4,940.3      5,121.1     5,208.6      5,387.2
    % of Revenues                                                      10.1%        10.5%       10.7%        11.0%

    Interest Income (Expense)                                        (1,000.0)    (1,000.0)   (1,000.0)    (1,000.0)
    PRETAX INCOME                                                     3,940.3      4,121.1     4,208.6      4,387.2
    % of Revenues                                                       7.2%         7.0%       6.7%         6.4%

    Taxes                                                             1,615.5      1,689.6     1,725.5      1,798.7
     EffectiveTax Rate                                                 41.0%        41.0%       41.0%        41.0%

    NET INCOME                                                        2,324.78     2,431.44   2,483.05     2,588.43
    % of Revenues                                                       4.3%         4.1%       3.9%         3.8%



    EARNINGS PER SHARE (BASIC)                                          0.54         0.56       0.57         0.60
    % Change                                                           -6.9%         4.6%       2.1%         4.2%

    EARNINGS PER SHARE (DILUTED)                                        0.49         0.51       0.52         0.54
    % Change                                                           -6.9%         4.6%       2.1%         4.2%

    Weighted Avg. Shs Outstanding - Basic                             4,337.9      4,337.9     4,337.9      4,337.9
    Weighted Avg. Shs Outstanding - Diluted                           4,768.0      4,768.0     4,768.0      4,768.0
-----------------------------------------------------------------------------------------------------------------------


    EBIT                                                              4,940.30     5,121.09   5,208.55     5,387.17
    EBIT (1-T)                                                        2,914.78     3,021.44   3,073.05     3,178.43
     + Depreciation & Amortization                                    1,633.12     1,778.88   1,892.46     2,049.35
    - Capital Expenditures                                            1,415.37     1,541.70   1,640.13     1,776.10
    + / - Change in Working Capital                                    164.36       505.29     393.75       680.49
    FREE CASH FLOW                                                    2,968.16     2,753.34   2,931.62     2,771.18
                                                                     ---------    ---------   ---------    --------

SPECIALTY CATALOG CORP.     CAPITAL COST ANALYSIS


(US$ IN THOUSANDS)                                            ACTUAL
               EFFECTIVE YEAR                                12/30/00
               --------------                            -----------------
Debt                                                            $9,135.57
Equity                                                         $14,620.00
                                                         -----------------
Total Capital                                                  $23,755.57

Debt/Capital                                                        38.5%
Equity/Capital                                                      61.5%

Debt/Equity                                                         62.5%

                                  ----------------------------------------------------------------------------------------
               EFFECTIVE YEAR          2000 A               2001 P        2002 P        2003 P       2004 P       2005 P
               --------------     ----------------------------------------------------------------------------------------
Operating Income (EBIT)                  $2,858.77         $5,230.29     $4,940.30    $5,121.09     $5,208.55   $5,387.17
YTY Growth Rate                                                  83%           -6%           4%            2%          3%
                                  -----------------
GROWTH RATE (GEOMETRIC)                      16.1%
                                  -----------------

Pretax Income                            $1,885.19         $4,230.29     $3,940.30    $4,121.09     $4,208.55   $4,387.17
Taxes                                      $773.39         $1,734.42     $1,615.52    $1,689.65     $1,725.51   $1,798.74
Net Income                               $1,111.81         $2,495.87     $2,324.78    $2,431.44     $2,483.05   $2,588.43
YTY Growth Rate                                                -124%           -7%           5%            2%          4%
                                  -----------------
GROWTH RATE (GEOMETRIC)                      21.7%
                                  -----------------

Mean Operating Income (2001-2005)        $5,177.48
Std Deviation                              $163.67

                                  -----------------
COEFF OF VARIATION                            0.03
                                  -----------------


--------------------------------------------------------------------------
ESTIMATED BETA FACTOR
--------------------------------------------------------------------------
                                Constant        Variable         Extension
                                ------------------------------------------
Beta Regress Constant             0.98             1.00              0.98
Coeff of Variation                0.08             0.03              0.00
Dividend Yield                   -0.13             0.00              0.00
Debt/Equity Ratio                 0.15             0.62              0.09
Growth in Earnings                0.03             0.16              0.01
Total Assets ($-000's)            0.00            23.70              0.00
--------------------------------------------------------------------------
CALCULATED BETA/UNLEVERED                                            1.08
--------------------------------------------------------------------------


----------------------------------------------
COST OF DEBT
----------------------------------------------
Current Debt ($-m)                   $9,135.6
Cost of Debt (1-T)                      5.52%            0.0935
----------------------------------------------


------------------------------------------------------------------
CAPITAL ASSET PRICING MODEL
------------------------------------------------------------------
Avg Return S&P (1994-2000)                                 18.26%
Bond Rate - 10 year UST (4/30)                              5.33% at 4/30
                                                         ---------
Equity Risk Premium                                        12.93%

Company Risk Premium                                       14.02%
Bond Rate                                                   5.33%
------------------------------------------------------------------
COMPANY COST OF EQUITY                                     19.35%
------------------------------------------------------------------

-----------------------------------------------------------------------------
WGTD AVG COST OF CAPITAL CALCULATIONS
-----------------------------------------------------------------------------
                           Cost %      % of Capital       Extension
                          -----------------------------------------
Cost of Debt               0.06             0.38              0.02
Cost of Equity             0.19             0.62              0.12
-----------------------------------------------------------------------------
WGTD AVG COST OF CAPITAL                                              14.03%
-----------------------------------------------------------------------------

                              Discounted Cash Flow

    CALCULATION OF WACC

    Required Return on Equity
    ---------------------------------------------
    Risk Free Rate (1)                      5.3%
    Beta                                    1.08
    Historic Risk Premium (2)              12.9%
    ---------------------------------------------
    Cost of Equity                         19.4%

    Cost of Debt                            9.4%
    After tax Cost of Debt                  5.5%

    Capital Structure
    Debt (38.5%)                        9,135.57
    Equity (61.5%)                     14,620.00

    ---------------------------------------------
    WACC                                  14.03%
    ---------------------------------------------

 (1) Risk Free Rate equals the 10 year treasury note as of 4/30
 (2) Based on an 18.26% average return for the S&P 500 from 1994-2000

     All data in thousands of $, except per share information


YEAR                                     2001 P                 2002 P           2003 P           2004 P           2005 P
                               ------------------------------------------------------------------------------------------------
FREE CASH FLOWS (FCF)                   3,244.75               2,968.16         2,753.34         2,931.62         2,771.18


PRESENT VALUE                           2,940.41               2,358.76         1,918.77         1,791.60         1,485.14


DCF Calculations (using nominal rates)
Present Value of FCF                                          10,494.68

Terminal Growth Rate                       2%
                               ----------------------------
PV of Terminal Value                    12,588.90
Total Present Value                     23,083.59

                               ----------------------------
Per Share Dilluted                        4.84
                               ----------------------------

Shs Outstanding Diluted                   4,768



---------------------------------------------------------------------------------------------------------
                  WACC SENSITIVITY ANALYSIS
---------------------------------------------------------------------------------------------------------
                                                                           HIGH               LOW
              WACC                                     14.03%             16.54%            11.61%
              Beta                                      1.08               1.40              0.78
---------------------------------------------------------------------------------------------------------
              Discounted Cash Flow                   23,083.59          19,354.80          28,519.47
              Per Share                                 4.84               4.06              5.98

              Present Value of FCF                   10,494.68           9,961.15          11,059.66

              PV of Terminal Value                   12,588.90           9,393.65          17,459.82

              Total Present Value                    23,083.59          19,354.80          28,519.47

              Per Share (Diluted)                       4.84               4.06              5.98

              Shares Outstanding                       4,768


                                                        SPECIALTY CATALOG CORP.
                                                            BALANCE SHEET
------------------------------------------------------------------------------------------------------------------------------------
                    Fiscal Year Ending     1/2/99     1/1/00     12/30/00     Jan-02     Jan-03     Jan-04     Jan-05     Jan-06
------------------------------------------------------------------------------------------------------------------------------------
                    Effective Year          1998A      1999A      2000A       2001E      2002E       2003E     2004E       2005E
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Current Assets (Excl. Cash)
 Accounts Receivable                       1,220.7     1,206.5    1,521.5     1,532.9    1,578.7     1,719.6   1,829.4     1,981.0
     Inventory                             5,388.4     5,626.3    5,324.5     5,814.3    5,988.1     6,522.6   6,939.0     7,514.3
     Prepaid Expenses                      3,810.7     4,012.5    3,561.3     3,964.3    4,082.8     4,447.2   4,731.2     5,123.4
     Other Current Assets                    0.0         0.0        0.0         0.0        0.0         0.0       0.0         0.0
                                          -----------------------------------------------------------------------------------------
          Total Current Assets            10,419.9    10,845.3   10,407.2    11,311.4    11,649.6    12,689.3  13,499.6    14,618.7

ADJUSTED CURRENT LIABILITIES
   Current Liabilities
     Bank Loan (Revolver)
     Notes Payable                         5,097.1     6,401.2      788.1       785.0       785.0       785.0     785.0       785.0
     Accounts Payable                      3,779.3     4,261.4    3,656.8     4,228.6     4,355.0     4,743.7   5,046.6     5,328.3
     Liabilities to Customers                676.4     1,169.3      925.9     1,110.0     1,143.2     1,245.2   1,324.7     1,434.5
     Income Taxes                            269.2       449.6      376.9       475.7       489.9       533.7     567.7       614.8
     Current Portion of LTD                1,963.3     2,125.0    1,800.0     1,800.0     1,800.0     1,800.0   1,800.0      1,800.0
          Total Current Liabilities       11,785.3    14,406.5    7,547.7     8,399.3     8,573.1     9,107.6   9,524.0      9,962.6
NORMALIZED NET WORKING CAPITAL            -1,365.5    -3,561.1    2,859.6     2,912.1     3,076.5     3,581.8   3,975.5      4,656.0
CHANGE IN NORMALIZED NET WORKING CAPITAL              -2,195.7    6,420.7        52.5       164.4       505.3     393.7        680.5



4. Stock Buyback Analysis:

We derived a valuation of $16.9 million based on an analysis of management's fifteen separate buybacks of stock from institutional investors during 1999 and 2000. The Company purchased 144,000 shares at an average price of $3.56 per share.

The institutions (please see the stock buyback summary sheet which follows this page) that sold their shares in these transactions had been shareholders of SC for some time. When these institutions sold their shares, an analyst might assume that the sellers believed that they were receiving the best possible price at the time of the transactions. The average price reflects an aggregate price that a number of sophisticated and knowledgeable sellers received for their shares over a measurable period of time (as opposed to a single transaction, that could be influenced by a specific event).

Based on this average price and the 4,768,000 outstanding shares involved in the Proposed Transaction, this would provide us with a valuation of $16.9 million.


                             SPECIALTY CATALOG CORP.
                         TREASURY STOCK BUYBACK PROGRAM

             REPURCHASED FROM                             DATE                   SHARES             PRICE             AMOUNT
             ----------------                            ------                  ------             -----             ------

                                                          1999
                                                         -----
                                                         Q1'99
                                                         -----
Oppenheimer & Close, Inc.                           February 3, 1999             61,700            $ 3.500          $ 215,950
GKN Securities                                      February 8, 1999              1,500            $ 3.560              5,340
GKN Securities                                      February 16, 1999               200            $ 3.625                725
GKN Securities                                       April 1, 1999                1,000            $ 3.328              3,328
                                                                                  ------                                -----
Total Q1'99 Stock Buybacks                                                       64,400                               225,343
                                                                                 -------                              -------

                                                         Q2'99
                                                         -----
GKN Securities                                       April 5, 1999                6,000            $ 3.315             19,890
                                                                                 ------                                ------
Total Q2'99 Stock Buybacks                                                        6,000                                19,890
                                                                                 ------                                ------

                                                         Q3'99
                                                         -----
GKN Securities                                        July 9, 1999                  600            $ 3.963              2,378
Hambrecht & Quist                                    July 15, 1999                9,100            $ 3.875             35,266
Hambrecht & Quist                                  September 2, 1999              2,000            $ 3.752              7,504
Hambrecht & Quist                                  September 20, 1999            15,000            $ 3.875             58,129
Hambrecht & Quist                                  September 23, 1999             4,500            $ 3.877             17,445
Hambrecht & Quist                                   October 1, 1999               2,000            $ 3.877              7,754
                                                                                 ------                                 -----
Total Q3'99 Stock Buybacks                                                       33,200                               128,476
                                                                                -------                               -------

                                                         Q4'99
                                                         -----
Hambrecht & Quist                                   October 4, 1999               25,000           $ 3.875             96,879
Hambrecht & Quist                                   October 6, 1999                2,000           $ 3.752              7,504
                                                                                  ------                                -----
Total Q4'99 Stock Buybacks                                                        27,000                              104,383
                                                                                 -------                              -------

TOTAL 1999 STOCK BUYBACKS                                                        130,600           $ 3.661          $ 478,092
                                                                                ========                            =========

                                                        Q2'2000
                                                        -------
Chase/Hambrecht & Quist                              April 17, 2000                5,000           $ 2.626          $ 13,129
Chase/Hambrecht & Quist                              April 18, 2000                8,500           $ 2.625          $ 22,316
                                                                                  ------                            --------
TOTAL Q2'2000 STOCK BUYBACKS                                                      13,500                            $ 35,445
                                                                                 =======                            ========

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL FOR 1999 - 2000 STOCK BUYBACKS                                             144,100             $3.56        513,537.00
-----------------------------------------------------------------------------------------------------------------------------------


Remaining Authorized Buybacks                                                                                      $ 486,463
                                                                                                                   =========

Total Amount in Treasury Stock                                                   901,888                         $ 2,867,178
                                                                                ========                         ===========



VALUATION SUMMARY


Based on our analysis of the range of valuations derived from the preceding four methods (Market Multiple Analysis, Comparable Transactions Multiple Analysis, Discounted Cash Flow Analysis, and Stock Buyback Analysis), we arrived at a weighted average valuation range from $2.65 to $4.35, on a per share basis, respectively.

After arriving at our valuations, each estimate was weighted according to its relative importance. The following weights were applied for each method: Market Multiple - 35%, Comparable Transactions Multiple - 25%, Discounted Cash Flow - 20%, and Stock Buyback - 20%.



                            Specialty Catalog Corp.
                           Valuation Analysis Summary
                         Valuation Date: April 30, 2001
                                ($ in Thousands)
                                                                                                        $ VALUATION
Based on the Methods:                                     Estimated            Weighted
--------------------                       Weights        Valuation            Valuation            High             Low
                                         -----------------------------------------------------------------------------------
          MARKET MULTIPLES                  35.0%         $15,362.2            $5,376.8          $18,170.74       $10,535.23

          DISCOUNTED FREE CASH FLOWS        20.0%         $23,083.6            $4,616.7          $28,519.47       $19,354.80

          COMPARABLE TRANSACTIONS           25.0%         $17,570.0            $4,392.5          $21,042.57       $6,758.83

          STOCK BUY BACKS                   20.0%         $16,974.1            $3,394.8          $16,974.08       $16,974.08

          ------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------
          ESTIMATED WEIGHTED AVERAGE VALUATION                                                  $17,780.8
          ------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------


          -------------------------------------------------------------------------------------------------------------------------
          -------------------------------------------------------------------------------------------------------------------------

          -------------------------------------------------------------------------------------------------------------------------
          -------------------------------------------------------------------------------------------------------------------------
            SUMMARY -- VALUATIONS PER SHARE (BASED ON 4.768 MILLION SHARES OUTSTANDING):
          -------------------------------------------------------------------------------------------------------------------------
          -------------------------------------------------------------------------------------------------------------------------

                                                                                             -------------------------------
                                                                                             -------------------------------
                                                                                                   HIGH             LOW
                                                                                             -------------------------------
                                                                                             -------------------------------

          MARKET MULTIPLES                                                     $3.22               3.81             2.21

          DISCOUNTED FREE CASH FLOWS                                           $4.84               5.98             4.06

          COMPARABLE TRANSACTIONS                                              $3.68               4.41             1.42

          STOCK BUY BACKS                                                      $3.56               3.56             3.56

          ESTIMATED WEIGHTED AVERAGE VALUATION                                 $3.73               4.35             2.65

KEY CONSIDERATIONS AND CONCLUSION

Ever since Specialty Catalog emerged from bankruptcy in the early 1990's, it has been insufficiently capitalized to achieve both its stated objectives and its potential. Even its emergence as a public company in 1996 did not allay SC's capital needs, since a significant portion of the public offering proceeds was utilized to settle debts and other obligations.

Early in its life as a public company, SC was hindered by postal rate increases and rising paper costs. More recently, it has been hampered by costly management turnover, failed acquisition expenses (incurred in attempting to acquire other companies and to be acquired itself), higher than anticipated costs to convert to an updated management information system and abnormally high returns on an expanded line of human hair wigs.

From an external perspective, SC has suffered along with many other small-cap public companies from inattention by the financial community. The major markets are dominated by institutional investors that require liquidity as a primary essential to stock selection. With approximately 1 million shares of common stock in the public float, including 500,000 shares owned by one institution, SC has never attracted the attention of large investors. This fact has recently been exacerbated by a notice in April, 2001 from the NASD that the market value of the Company's float no longer meets the NASDAQ requirements for continued listing.

Historically, Wigs by Paula has been SC's mainstay and has generated the lion's share of revenues and cash flow for the Company. Management believed that it could leverage Wigs by Paula and create a larger mass through acquisitions. To its credit, the Company acquired Daxbourne International in 1997, a leading British retailer of women's wigs. And in 2000, Daxbourne acquired SC's European licensee. In 1999, SC added to its portfolio of continuing education correspondence schools by purchasing American Healthcare Institute. AHI was recently relocated to South Easton at a cost of $200,000. Notwithstanding these two additions, SC has not been a competitive factor in the active market for niche catalog companies. This is a function of its own financial constraints and resulting inability to either borrow funds from its banks or tap the equity markets for capital at attractive prices.

In early 1999, the board of SC authorized the repurchase of the Company's shares in the open market, inferring (if not announcing) that shareholder value would best be served by buying back its shares. Throughout 1999 and 2000, SC re-acquired a total of 144,000 shares at an average price of $3.56. This decision by the board followed a lengthy process by a highly reputable investment bank that, over a period lasting six months, had been engaged to identify a purchaser for all the shares of SC Corp. Over the course of the engagement, fifty-three prospective purchasers (many of them being highly regarded and active acquirers of companies) were contacted and presented with detailed information concerning the Company's history, current operations and future prospects. According to management not one bona fide proposal was forthcoming. During the course of the engagement, which had been publicly announced, SC's shares traded in a range between $3 and $4.

More recently, SC has been diminished by the perception, if not the reality, of instability. A former President was terminated in the Summer of 1998. Subsequently, its former Chairman announced his resignation in the Summer of 1999, but his successor did not emerge until July, 2000 after the aborted takeover attempt of SC in the first quarter of 2000. Significant amounts of effort, energy and resources were expended over many months on a prospective acquisition of a complementary company that was terminated in the Fall of 1999. The Company's much awaited MIS system was not operational on schedule and impeded operations and customer service until the first quarter of 2000. Concurrently, the former management of SC determined to discontinue the operations of Paula's Hatbox, a two year old apparel and accessory catalog, resulting in a six-figure write off for fiscal 1999 which ended 1/2/00.

Mr. Naggar and his affiliated compatriots collectively own more than 70% of the outstanding shares of SC. Personally, and through trusts controlled by him, Mr. Naggar owns 29% of SC. Mr. Naggar's significant equity interest in SC dates to February 1989. Mr. Naggar publicly announced his intentions on April 30, after filing a 13D on April 25. This announcement followed by one week a notice received by SC from the NASD that the value of the Company's public "float" no longer met minimum requirements. Failure to cure this deficiency would cause NASDAQ to de-list SC and relegate its shares to trade on the NASDAQ SmallCap Market, a significantly less reliable exchange for existing and prospective shareholders. Immediately prior to Naggar's 13D filing, SC stock closed at $2.63, a 30% discount from the $3.75 proposed acquisition price. Reciprocally stated, the proposed tender price represents a 43% premium to the last sale prior to the public filing. The Company's press release was made on Monday, April 30. The last reported sale of SC stock prior to the release was $3.05. The proposed tender price represents a 23% premium to the last sale prior to the corporate announcement.

Taking into account the following, and other, factors:

  o  our analyses of publicly available information on SC since 12/31/95;
  o our analyses of financial and operating information data concerning SC prepared by the management of SC;
  o our analysis of certain financial projections prepared by the management of SC with regard its business prospects;
  o our discussions with senior management concerning the past and current operations and financial condition and the prospects of SC;
  o  our discussions with the management of SC in South Easton, MA;
  o our analyses of the financial performance of SC and the prices and trading activity of SC Common Stock with that of certain other comparable publicly-traded companies and their securities;
  o our analyses of publicly announced and recently closed transactions that we deem to be comparable with the Proposed Transaction;
  o the average price per share paid by SC for 144,000 shares purchased in the open market in 1999 and 2000; o our analysis of transactions concluded by SC (Daxbourne and AHI); o our considerations of the dearth of interest in acquiring SC by 53 candidates less than two years ago and the failed acquisition of the Company last year; and
  o our analysis of the potential consequences to SC shareholders if the notice to delist SC shares from NASDAQ were to become effective;
  o our analysis of the public announcements and filings relating to the Proposed Transaction and the drafts of the Merger Agreement as they became available;

  o our analysis of other financial studies and analyses that we took into account along with such other factors as we deemed necessary or appropriate for our purposes under this engagement; and

we conclude that the consideration to be received by the shareholders of the Company other than the Purchaser and its shareholders in the Proposed Transaction is fair from a financial point of view to such shareholders.